

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

November 13, 2006

Mr. John Terwilliger
President and Chief Executive Officer
Houston American Energy Corp.
801 Travis Street, Suite 2020
Houston, TX 77002

> **Re: Houston American Energy Corp.**
> **Form 8-K Filed November 9, 2006**
> **Form 10-QSB/A for the Fiscal Quarter Ended September 30, 2005**
> **Filed November 13, 2006**
> **File No. 0-33027**

Dear Mr. Terwilliger:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K Filed November 9, 2006

1. We note your disclosure that indicates your independent accountants informed you that certain previously filed financial statements should not be relied upon. If true please refer to Item 4.02(b) of Form 8-K and provide a statement of whether the audit committee, board of directors or authorized officers discussed with

independent accountants the matters disclosed in the filing made under this Item 4.02 Form 8-K.

2. Please refer to Item 4.02(c) of Form 8-K and confirm that you have provided your independent accountant with a copy of the disclosures you have made under this Item 4.02.

3. Please request your independent accountants furnish to you a letter addressed to the Commission stating whether or not they agree with the statements you have made in this Item 4.02 Form 8-K.

4. Please amend this Form 8-K to file the independent accountant's letter as an exhibit.

5. Please clarify your disclosure and explain to us who has prepared your financial statements for the year ended December 31, 2005. We note that your disclosure which indicates that the need to restate the financial statements was determined by your independent public accountants in conjunction with the preparation of your financial statements. Please advise.

6. Please clarify when exactly the determination was made that your financial statements required restating. We note disclosure that indicates February 3, 2006 but also March 2006.

7. Please note that disclosure is required under Item 4.02 of Form 8-K within four business days upon determination that previously issued financial statements should not be relied upon. Please explain why you have not filed this Form 8-K within the time frame required by the Form. Also, tell us whether you have considered the timeliness of required disclosures in your disclosure controls and procedures conclusions for all subsequent filings where an effectiveness conclusion is required.

Form 10-QSB/A for the Fiscal Quarter Ended September 30, 2006

Controls and Procedures, page 18

8. Please clarify your disclosure that indicates certain stock option grants were not properly accounted for. We are unable to locate any related discussion to this matter in your Item 4.02 Form 8-K. In addition, please direct us to where you have otherwise discussed and disclosed the nature and amount of the restatement associated with stock option grants.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kevin Stertzel at (202) 551-3723, if you have questions regarding these comments. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief